Exhibit 23.1

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) of Nanogen, Inc. for the registration of 1,923,270 shares of its common stock pertaining to the Nanogen, Inc. 1997 Stock Incentive Plan and Nanogen, Inc. Employee Stock Purchase Plan of our report dated March 6, 2006, except for the second paragraph of Note 16 as to which the date is March 16, 2006, with respect to the consolidated financial statements and schedule of Nanogen, Inc., and our report dated March 6, 2006, with respect to Nanogen Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Nanogen, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

August 16, 2006